

February 16, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Prologis Euro Finance LLC guaranteed by Prologis, L.P., under the Exchange Act of 1934:

- Floating Rate Notes due 2024

- 1.000% Notes due 2029

- 1.500% Notes due 2034

Sincerely,